eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125

May 23, 2013

Via EDGAR and Fax (202-772-9202)

Division of Corporation Finance Securities and Exchange Commission Mail Stop 3561 100 F Street, N.E. Washington D.C. 20549
Attention:	Mr. Andrew D. Mew
Mr. Jarrett Torno
Ms. Donna Di Silvio

Re:	eBay Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 1, 2013
File No. 000-24821

Ladies and Gentlemen:

Thank you for your letter dated May 9, 2013 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”).

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 59

1.	We note your response to comment 1 in our letter dated April 12, 2013. Please confirm that in future filings you will expand your disclosure within MD&A to include the substance of your response with modifications as necessary based on changes in circumstances.

Company response:

We confirm that, so long as there are significant differences between the amounts of our relative pretax earnings and revenues attributable to the U.S. as compared to the rest of the world, we will include a discussion of the primary drivers of those differences in our future filings on Form 10-K. Any such discussion will be similar to the discussion included in our response to comment 1 in our letter dated April 26, 2013, with appropriate modifications based on changes in facts and circumstances. To the extent that such a discussion is required, we currently plan to include that discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Summary of Operating Expenses, Non-Operating Items and Provision for Income Taxes—Provision for Income Taxes,” although we may elect to include that discussion elsewhere within MD&A.

Off-Balance Sheet Arrangements, page 72

2.	We note your response to comment 4 in our letter dated April 12, 2013. As you state that you previously acted as an agent for customers and did not have control over the customer account balances, please explain in detail the degree of control you now have over customer balances, such as your ability to use deposited funds at your discretion. Please also tell us and disclose what, if any, legal restrictions that exist with respect to your use of deposited funds. Furthermore, please explain in detail whether you believe these amounts meet the definition of cash and cash equivalents.

Company response:

As noted in our response to comment 4 in our letter dated April 26, 2013, we changed our U.S. PayPal user agreement effective November 1, 2012 to explicitly state that PayPal is not an agent of the PayPal user and that U.S. customer balances would represent an unsecured claim of the customer against PayPal (meaning that PayPal is the legal owner of the funds underlying these customer balances).* As a result of this change, PayPal now has sufficient control over its U.S. customer balances to permit those balances to be included as assets on our consolidated balance sheet.

However, PayPal is a licensed money transmitter or escrow service in 47 U.S. States (including California), the District of Columbia and Puerto Rico, with applications pending in one additional state and one additional U.S. territory. Please see “Risk Factors—If our Payments business is found to be subject to or in violation of any laws or regulations, including those governing money transmission, electronic funds transfers, money laundering, terrorist financing, sanctions, consumer protection, banking and lending, it could be subject to liability, licensure and regulatory approval and may be forced to change its business practices” beginning on page 15 of our 2012 Form 10-K. Under California’s Money Transmission Act, Cal. Fin. Code § 2000 et seq. (the “California Money Transmission Act”), PayPal is required to hold “eligible securities” having an aggregate market value of not less than the aggregate amount of all of its

*	For an explanation of why this change was made to the U.S. PayPal user agreement, please see “Off-Balance Sheet Arrangements” on page 72 of our 2012 Form 10-K.

outstanding payment instruments and stored value obligations issued or sold in the U.S. and all outstanding money received for transmission in the U.S. The California Money Transmission Act defines “eligible securities” to include “cash,” “[a]ny deposit in an insured bank or an insured savings and loan association or insured credit union,” “[a]ny bond, note or other obligation that is issued or guaranteed by the United States or any agency of the United States,” and other similar instruments. See Cal. Fin. Code § 2082(b)(1)-(11). Various jurisdictions outside the U.S., as well as certain PayPal user agreements for customers outside the U.S., also impose requirements to hold eligible liquid assets equal to at least 100% of customer balances.

As a result of these liquidity requirements, PayPal has elected to restrict its use of the assets underlying customer balances. PayPal also states in its U.S. user agreement, as well as in certain user agreements for customers outside the U.S., that assets underlying customer balances are held separate from PayPal corporate funds.

The assets underlying PayPal customer balances would meet the definition of cash and cash equivalents per ASC 230-10-20. However, Section 210.5-02 of Regulation S-X requires separate disclosure related to restrictions on cash and cash equivalents, including “company statements of intention with regard to” certain deposits (e.g., PayPal’s election to restrict the use of funds underlying customer balances). Additionally, ASC 942-305-50-1 requires separate disclosure of restrictions on availability to meet certain reserve requirements. Accordingly, the restrictions noted above in the second and third paragraphs of this item 2 have led us to separately present customer balances on the face of the balance sheet and disclose the nature of the balances in Note 1 to the consolidated financial statements. Finally, in accordance with ASC 230-10-45-6, we established a cash and cash equivalents accounting policy, as well as a separate accounting policy covering customer balances.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-6

3.	We note your response to comment 6 in our letter dated April 12, 2013. You state that you consider PayPal customer accounts to be comparable to customer deposits held at financial institutions, and as a result have considered the advances and repayments to be more akin to financing activities. Please tell us whether your use of deposited customer funds is consistent with how financial institutions utilize customer deposits (e.g. using deposited funds for lending activities, etc.), and how differences, if any, were considered in determining your accounting policy. Please cite relevant U.S. GAAP in your response. In addition, please advise us of your basis for not segregating customer account balances, which you state are effectively advances from customers repayable on demand, from funds receivable and funds payable.

Company response:

In our letter dated April 26, 2013, we noted that PayPal considers customer balances to be similar in their characteristics to demand deposits held at financial institutions. However, as noted in our response to item 2 above, PayPal is a licensed money transmitter or escrow service in 47 U.S. States (including California), the District of Columbia and Puerto Rico, and has

applications pending in one additional state and one additional U.S. territory. In addition, as further noted above, various jurisdictions outside the U.S. also impose requirements to hold eligible liquid assets equal to at least 100% of customer balances.

In contrast to PayPal, U.S. financial institutions such as banks and credit unions are generally permitted to hold a lower percentage of their liabilities in liquid assets and to put funds to a wider set of uses for investment purposes, including certain lending activities. See, e.g., FRB, Reserve Requirements of Depository Institutions, 12 C.F.R. § 204, and OCC, Comptroller’s Handbook-L (Liquidity): Safety and Soundness at 10 (illustrating the types of assets typically found on bank balance sheets, ranging from Fed Funds to Bank Owned Life Insurance). Due to the regulatory requirements highlighted in the first paragraph of this item 3, PayPal’s primary intent is to preserve the principal of assets underlying customer balances as opposed to generating a return on those assets, which is typically the aim of financial institutions. Therefore, PayPal’s use of the assets underlying customer balances is quite different than a financial institution’s use of customer deposits.

In addition to the above, in determining our accounting policy we considered the Staff’s discussion at the 2006 AICPA Conference on Current SEC and PCAOB Developments, which indicates that when cash flow classification is unclear, registrants must use judgment and analysis that consider the nature of the activity and the predominant source of cash flow for these items, consistent with guidance per ASC 230-10-45-22. Additionally, in the basis for conclusions of FAS 95, paragraph 84, the Financial Accounting Standards Board acknowledges the importance of similar categorization for linked items by stating that “…grouping cash flows provided by or used in operating, investing, and financing activities enables significant relationships within and among the three kinds of activities to be evaluated” and “links cash flows that are often perceived to be related….” In our response dated April 26, 2013, we noted the direct link and interrelationship between the cash flows arising from “Funds receivable and customer accounts” and “Funds payable and amounts due to customers” (i.e. balances are always equal and offsetting, due to contemporaneous movements between the “customer accounts” and “amounts due to customers” balances). In light of the foregoing, we concluded the nature of the activities and the predominant source of cash flow in the linked activities are akin to the advances and repayments of customer deposits by financial institutions and, thus, should be considered financing activities.

We determined, therefore, that both the intent and utilization of the assets underlying customer balances and the interrelationship and linkage of customer funds and amounts due to customers support our accounting policy of presenting the changes in “Funds receivable and customer accounts” in the consolidated statements of cash flows in a manner that is consistent with the changes in “Funds payable and amounts due to customers.” Accordingly, we have included both of these line items within the financing activities section in the consolidated statements of cash flows.

In regards to the basis for not segregating customer account balances from funds receivable and funds payable, we make reference to Cash in Process of Collection (“CIPC”) identified in the AICPA Audit and Accounting Guide for Depository and Lending Institutions: Banks and Savings Institutions, Credit Unions, Finance Companies and Mortgage Companies (the “AICPA Industry Guide”). As noted in Section 6.02 of the AICPA Industry Guide, “CIPC includes customer deposits drawn on other depository institutions that have not yet cleared, matured instruments (such as coupons and bonds), and other matured items temporarily held pending their liquidation.” As noted in our response dated April 26, 2013, we believe that PayPal’s funds receivable and funds payable are akin to CIPC as these amounts are generally pending settlement in PayPal customers’ balances. We also note that Section 6.01 of the AICPA Industry Guide indicates that cash and cash equivalents include CIPC. Therefore, we concluded that funds receivable and funds payable should be presented together with customer accounts in our consolidated statements of cash flows.

*    *    *

In the instance indicated above, we believe that revisions in response to Staff’s comments will enhance our disclosure. However, we believe that the filing in question substantially complies with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-967-4123). In addition, you are welcome to contact any of the following lawyers at Sidley Austin LLP: Eric Haueter (415-772-1231) or Gary Gerstman (312-853-2060).

Very truly yours,

eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer